AGENUS INC.

3 Forbes Road

Lexington, MA 02421

December 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Agenus Inc.
Registration Statement on Form S-3 (File No. 333-228273)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Agenus Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-228273) (the “Registration Statement”), be declared effective at 4:00 p.m., Washington, D.C. time, on December 10, 2018, or as soon thereafter as practicable. The Company hereby authorizes Zachary Blume and Jessica Tracy of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Jessica Tracy of Ropes & Gray LLP, counsel to the Company, at (212) 596-9237.

[Signature page follows]

Very truly yours, AGENUS INC.

By:	/s/ Christine M. Klaskin
Christine M. Klaskin VP, Finance

Signature Page to Acceleration Request